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                            May 8, 2023

       Sin Yi Cheng
       President and Director
       Protopia Global Holdings Inc.
       Room 1116, 11/F, Star House, 3 Salisbury Road
       Tsim Sha Tsui, Kowloon
       Hong Kong

                                                        Re: Protopia Global
Holdings Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 27,
2023
                                                            File No. 333-269343

       Dear Sin Yi Cheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       PRC Regulations Relating to Foreign Exchange, page 61

   1. Where you discuss "Regulations Relating to Overseas Listings," please revise to disclose whether you believe
that the Trial Measures are applicable to you and, if not, why not.
                                                        Make similar revisions
to your prospectus cover page.
       General

   2. We note the PRC counsel provided in response to comment 4. The consent provided is to inclusion of counsel's
name and other references thereto in a Registration Statement on
                                                        Form F-1. The current
filing is a Registration Statement on Form S-1. Please amend to
 Sin Yi Cheng
Protopia Global Holdings Inc.
May 8, 2023
Page 2
      address the discrepancy.
       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameSin Yi Cheng
                                                          Division of
Corporation Finance
Comapany NameProtopia Global Holdings Inc.
                                                          Office of Trade &
Services
May 8, 2023 Page 2
cc:       Eleanor Osmanoff
FirstName LastName